UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB/A
Amendment no. 1

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

PALOMA ENTERPRISES, INC.
(Exact name of small business issuer as specified in its charter)

NEVADA	applied for
(State of incorporation)	(IRS Employer ID Number)

657 Palomar St. Ste. J, Chula Vista, CA, 91911
(Address of principal executive offices) (Zip Code)

(619) 585 3605
(Registrant's telephone number)

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class To be registered	Name of each exchange on which each class is to be registered
Common	NASDAQ Over the Counter Bulletin Board

PALOMA ENTERPRISES, INC.

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, "we" or "us" or the "Company" means Paloma Enterprises, Inc.

ITEM 1           DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Paloma Enterprises, Inc. (“Paloma”; “Paloma Enterprises”; the “Company”) was incorporated on August 11, 2005 under the laws of the State of Nevada. The Company has its registered office in Carson City, Nevada, and maintains a business office in Chula Vista, California.

In August 2005 , the Company entered into an agreement to purchase a party rental company in Chula Vista called Party Production Rentals, Inc. (“Party Production”), which was formed under the laws of the State of California on November 23, 2004. Under the terms of the Agreement, Paloma issued 6,000,000 shares to the sole shareholder of Party Production at a deemed price of $0.001 per share. A further 10,000,000 shares is due and payable on August 1, 2006 (the “Closing”), at a deemed price of $0.001 per share.

Upon the Closing, Party Production will be a wholly-owned subsidiary that employs the executives and staff who oversee the day-to-day operations of the Company’s business.

Paloma Enterprises has not been involved in any bankruptcy, receivership, or similar proceeding. The Company has not undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF ISSUER

Paloma Enterprises is a full service party rental company. Management of the Company has been serving clients and satisfying customers in southern California for over ten years as a sole proprietorship, as Party Production since November 2004, , , and most recently, through Paloma Enterprises since August 2005. In January 2005, the Company started an e-commerce website to integrate the brick-and-mortar store products and services with a convenient online presence. The Company’s Uniform Resource Locator (URL) for its ecommerce website is: www.partyproductionrentals.com.

PRODUCTS AND SERVICES

Party Production inventories a large amount of party supplies. With access to this inventory, our party planners can arrange weddings, events and large gatherings for crowds both small (50 – 100 guests) and large (500 – 1000 guests). Products that we offer include, but are not limited to:

--- Beverage Service. As a part of our beverage service, we offer our customers the choice of a champagne fountain, coffee makers, thermal beverage containers, punch bowls, champagne buckets, and bar equipment.

--- Canopies and tenting. We provide frame tents, of various sizes, that have sidewalls, with or without windows, and lighting for any occasion.

--- Tables and Chairs. Also available for rent are tables of various sizes and varieties. Customers can chose from banquet tables, round tables, serpentine tables, or even kid’s tables. We provide folding chairs, wooden folding chairs, Chiavarris, wicker chairs, kid’s chairs, and bar stools.

--- China, Flatware, and Glasses. We offer clients a broad selection of china, flatware and glassware to accommodate customers who are hosting a special event such as a rehearsal dinner, wedding reception, or holiday dinner party. For customers desiring to rent china for their party or special event we have many selections available. Among the selections offered are white pattern, white and silver band, and ivory with gold band. To fully furnish the dinner place setting we offer flatware and glasses such wine glasses, water goblets, and assorted cocktail glasses.

--- Serving and Catering. For serving dinners, we offer bowls, chafing dishes, serving trays, and pitchers.

--- Linens. Table clothes are available to rent along with table drapes, napkins, aisle runners and chair covers. Our selection includes multiples sizes and colors to fit the specific needs of the customer.

--- Concessions and Party Equipment. We also offer specialized equipment for different party themes. For instance, we carry cotton candy machines, hot dog machines, snow cone machines, and popcorn machines. We also rent out karaoke machines, fogging machines, dance floors and staging.

--- Outdoor Equipment. For outdoor events, we rent out umbrellas, barbeque grills, and heaters.

--- Wedding Accessories. We provide arches, kneeling benches, candelabras, and Cinderella Balls for weddings.

The Company expands its service offerings and product line on continuously, as customer feedback and requests dictate changing trends. All products we add become part of our rental inventory and are stored by us at our warehouse.

MARKETING

At present, our target market consists of the San Diego and Southern California urban markets. We plan to use the Internet and a number of web based advertising and marketing strategies to grow our client base market and to reach to new clients in the San Diego and Southern California area, other large Southern California urban centers, as well as Las Vegas, Nevada.

The Company markets its services through traditional print advertising such as phone book and yellow pages listings. The Company plans to markets its services in the future through traditional print advertising, trade journals and magazines. The Company will also use its full service website (www.partyproductionrentals.com) to advertise to and inform clients about new products and services. We plan to market our services via the Internet through search engine optimization and the implementation of affiliate advertising and banner advertising.

Our website has been functional since January 2005. The Company’s website now plays an integral and expanding role in the efficiency of how the Company does business. In March 2005, Internet sales accounted for 0.6%, and in April they increased to 4.6%, and has grown steadily since. We drive website traffic to our site by using affiliate advertising and banner advertising, through links on associated websites for parties and rental equipment.

--- Marketing Mediums: The list below reflects the marketing mediums we will deploy over the next five years in order of importance and feasibility. Our goal is to allocate a marketing budget to the mediums we believe, over time, to be the most effective.

--- Marketing Promotion: Management intends to continue developing a marketing and promotion strategy to build Paloma’s brand, grow the Company’s client base, and promote client loyalty and client retention. These activities include both offline and online advertising:

--- Online advertising: The Company intends to establish an affiliate program and other initiatives aimed at increasing traffic and supporting the brand development. Under the proposed affiliate program, the Company would pay registered affiliates referral fees for sales generated via their links to the Company's Web sites .

--- Online affiliate program: The Company intends to establish an affiliate program and other initiatives aimed at increasing traffic and supporting the brand development. Under the proposed affiliate program, the Company would pay registered affiliates referral fees for sales generated via their links to the Company's Web site.

--- Online direct marketing: As the customer base grows, management will have an opportunity to collect significant data about the Company's customers. With our clients’ permission, management intends to maximize the value of this information by delivering meaningful information and special offers to customers via e-mail and other means. In addition, management intends to publish an online newsletter delivered by e-mail to subscribers in which will be highlighted important industry news and developments.

--- Offline advertising: The Company intends to use offline advertising to promote the Company’s brand through offline advertising. The Company employs offline advertising to promote both brand and specific merchandising opportunities. The Company's plan is to focus these efforts on print advertisements in trade journals and trade shows that cater to the special events industries, such as food, catering, wedding planning and wedding services. As revenues ramp up, management plans to continue to utilize additional forms of traditional offline advertising, such as television, radio, magazines, outdoor advertising and direct mail, in order to continue building our brand recognition.

--- Independent Sales Organizations: The Company intends to generate new merchant accounts by contracting independent sales organizations. This marketing effort will be coordinated through the central office of the Company.

--- Marketing Mediums: The list below reflects the marketing mediums we will deploy over the next five years in order of importance and feasibility. Our goal is to allocate a marketing budget to the mediums we believe, over time, to be the most effective.

Online:

  Search Engine Optimization (SEO): The Company intends to optimize our website with the latest SEO strategies to ensure top keyword positioning in popular search engines such as Google, Yahoo, and MSN.

  Search Engine Optimization, also known as SEO, is the art and science of making web pages attractive to the search engines. The better optimized the page is, the higher a ranking it will achieve in search engine result listings. This is especially critical because most people who use search engines only look at the first page or two of the search results, so for a page to get high traffic from a search engine, it has to be listed in those first two pages. So search engine optimization focuses on techniques such as making sure that each web page has appropriate title tags and meta tags, and that the keyword or key phrases for the page are distributed throughout the content in a way that the particular search engine will like.

  Only a handful of the party rental companies in the San Diego area have websites and less than half a dozen allow you to place orders online. One of the benefits of the websites contribution to lowering costs can be attributed to the fact that over 80% of web site orders are placed when the office is closed.

  Pay-per-click: Management intends to obtain pay-per-click (PPC) agreements with major Internet content and service providers. The Company will deploy a PPC marketing strategy through the main search engines, such as Overture, Google, Yahoo, and MSN. PPC advertising gives the Company the possibility of having its adverts appear on the Search Engine results pages when browsers initiate search preferences. Payment is then made every time someone clicks on the link in the advert which takes them through to the advertiser's website.

  Website Banner Ads: The Company will place banner ads with websites that merchants in targeted industries. Banner Ads incorporate graphics that are placed on different websites for a fee. The fee is usually based on the number of times the ad will be seen.

Offline:

  Word-of-Mouth: The Company expects that current business relationships will generate leads via word-of-mouth.

  Sales Letters: The Company intends to mail sales letters to key decision-makers. We will start with current relationships to generate word-of-mouth leads and referrals.

  Trade Shows: The Company will attend industry specific trade shows to promote its products and services.

  Co-Branding: The Company will create alliances with organizations to bundle and promote the Company’s gateway services.

  Trade Publication Ads: The Company will strategically place advertising in publications that are targeted at retail merchants.

  Newspaper Ads: The Company will strategically place advertising in local and national newspapers.

We will continue to build our network of caterers, florists, banquet halls and wedding planners. We have an existing database of 800 potential clients that we have yet to contact. With a standard success ratio of 10% with direct mail and follow up calls, we plan to add eighty new clients. The anticipated cost of the plan is $500 for each mailer. We plan on doing one mailer every three months.

The following are the key elements and tactics of our long-term business development strategy:

--- Improve our product offerings: To compete effectively, and expand our market share, the Company must continually develop and introduce new products and service enhancements that reflect new trends. We plan to improve and expand our service offerings on an ongoing basis through acquisitions of complementary product lines, the introduction of new services, and our internal research and development efforts.

--- Expand our operations: Management believes there is a significant opportunity to grow our business in the San Diego and Southern California markets through our Internet site and direct mail drops (campaigns). To capitalize on this opportunity, we plan to form alliances with strategic partners to increase our distribution channels.

--- Leverage strategic partnerships: Management intends to build and strengthen strategic partnerships so that our partner companies will recommend our rental party products special event services. We intend to fully support their efforts to maximize sales and plan to continue to recruit new companies as partners.

COMPETITION

Party Production Rentals has definite brand recognition and loyalty in the local area as repeat business accounts for over 65% of sales. The Company, however, operates in a highly competitive market. The Company competes with a variety of smaller and larger rental companies and retailers, including, but not limited to, single owner-operated party equipment supplies stores, specialty party supplies stores, warehouse/ merchandise clubs, designated departments in drug stores, general mass merchandisers, supermarkets and department stores of local, regional and national chains and catalog and Internet merchandisers. Many of our competitors in our markets have greater financial resources than we do.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

Paloma is not dependent on the availability raw materials. As such, we do not need to purchase raw materials for the successful operation of our business. At present, we rely on a number of suppliers so we may procure specific product lines. In the event that we lose one or more suppliers, we believe that the potential disruption to our business would be short lived, as there are many companies that we can use to obtain products from on favorable terms, and because we have established a credible credit history with our suppliers. As such, we do not feel that a disruption in our supply chain would seriously harm our business and operating results over the long-term, but could be problematic over the short-term (potentially four to six weeks in duration, until a new supplier is or new suppliers are found).

CUSTOMERS

The Company has a broad and growing base of clients and does not face substantial risk due to a concentration of business that is generated by a small number of clients. The Company recognizes that the challenges relevant to building a broader, larger clientele are formidable. The Company plans to execute a comprehensive marketing and sales strategy to build its client base.

GOVERNMENT APPROVAL & GOVERNMENT REGULATION

The Company is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce. The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. Paloma Enterprises promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Paloma Enterprises is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Paloma Enterprises operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

EMPLOYEES

The number of individuals employed by us as of December 31, 2005, was seven (7) employees.

REPORTS TO SECURITY HOLDERS

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, NE, Room 1580, Washington, DC 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

RISK FACTORS

FACTORS AFFECTING OPERATING RESULTS, LIQUIDITY AND CAPITAL RESOURCES; RISKS RELATED TO OUR BUSINESS; FACTORS THAT MAY AFFECT FUTURE RESULTS AND THE MARKET PRICE OF OUR STOCK:

WE OPERATE IN A RAPIDLY CHANGING ENVIRONMENT THAT INVOLVES NUMEROUS RISKS, SOME OF WHICH ARE BEYOND OUR CONTROL. THE FOLLOWING DISCUSSION HIGHLIGHTS THESE RISKS.

     A.      RISKS RELATED TO OUR BUSINESS

--- COMPETITORS HAVE LONGER OPERATING HISTORIES. Many of the Company's current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to the development of their business operations than the Company can at present. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other established competitors.

--- INABILITY TO BUILD AWARENESS OF THE RECOGNITION OF OUR BRAND MAY PROHIBIT THE COMPANY FROM COMPETING EFFECTIVELY AGAINST COMPETITORS WHO HAVE GREATER NAME RECOGNITION. SALES COULD BE ADVERSELY AFFECTED. If the Company is unable to achieve or maintain a leading position in positioning of its products and services, or to promote and maintain its brand and its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies utilize and market their services over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. In order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to increase the Company's marketing and advertising activities and otherwise to increase substantially its commitment to creating and maintaining brand loyalty. (For greater details regarding principal markets and distribution methods, please see "MARKETING” above.)

--- THE FAILURE TO IMPROVE OUR PRODUCTS AND SERVICES OR TO OFFER NEW PRODUCTS AND SERVICES COULD CAUSE US TO LOSE CUSTOMERS. Our industry experiences changes in preference and trend on a regular basis (yearly). Our success depends on our ability to improve our existing products and services and to develop and market new products and services. The costs and expenses associated with such an effort could be significant to us. There is no assurance that we will be able to find the funds necessary to improve our existing products and services or that if such funds are available that we can do so successfully. Our failure to improve the products and services we offer our customers or any delay in providing such products and services could cause us to lose customers to our competitors. Loss of customers could have a material adverse effect on Paloma Enterprises.

--- WE ARE RELIANT UPON OUR MANAGEMENT TO BE SUCCESSFUL. The rapid execution necessary for us to fully exploit the market for our products and services requires an effective planning and management process. Our growth is expected to continue to place a significant strain on our managerial, operational and financial resources. Our ability to manage our growth effectively will require us to continue to implement and improve our operational, financial and management information systems and to attract, identify, train, integrate and retain qualified personnel. These demands may require the addition of new management personnel and the development of additional expertise by existing management. Our success depends to a significant extent on the ability of our officers to operate effectively, both independently and as a group.

--- WE DEPEND ON THE GROWTH OF OUR CUSTOMER BASE AND INCREASED BUSINESS FROM OUR CURRENT CUSTOMERS. Our success is substantially dependent on the continued growth of our customer base. If we fail to increase our customer base, our business and operating results would be seriously harmed. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability and cost-effectiveness of our products and services, as well as our ability to effectively market our products and services. If we fail to generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed.

     B.      RISKS RELATED TO OUR INDUSTRY

--- HIGHLY COMPETITIVE INDUSTRY. The catering and party supply industry is highly competitive. Many small and large companies compete with us. Many of our competitors have substantially greater capital resources than does Paloma Enterprises. To be successful, the Company must offer the highest quality products and services. If we fail to recognize and respond to changing trends in our industry, to offer new products that are in demand, our business and our ability to conduct our operations in the future could be seriously impaired.

--- WE FACE COMPETITION FROM OTHER ORGANIZATIONS AND COMPANIES THAT PROVIDE PRODUCTS AND SERVICES SIMILAR TO OURS. The market for party rental products and services is intensely competitive. Since there are no substantial barriers to entry, we expect competition in these markets to intensify. We believe that the principal competitive factors in these markets are name recognition, reputation for quality products and services, and price competitiveness. Our existing competitors, as well as a number of potential new competitors, may have longer operating histories, greater name recognition, larger customer bases and databases and significantly greater financial and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns and make more attractive offers to potential employees. Further, there can be no assurance that our competitors will not develop services that are equal or superior to ours or that achieve greater market acceptance than our offerings. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

--- THERE CAN BE NO ASSURANCE THAT ANY NEW PRODUCTS AND SERVICES WE INTRODUCE WILL ACHIEVE SIGNIFICANT MARKET ACCEPTANCE OR WILL GENERATE SIGNIFICANT REVENUE. To obtain a competitive position, we must enhance and improve existing services and continue to introduce new products and services to achieve market acceptance. Our inability or failure to successfully enhance and improve our services in a timely manner, and position and/or price our services could have a material adverse effect on our business, results of operations or financial position.

--- OUR PRICING FOR OUR RENTAL PRODUCTS AND OUR SERVICES MAY NOT BE CONDUCIVE TO CONTINUED USE. Intense competition in the various markets in which we compete may put pressure on us to reduce prices on our services. Changes in the customer's use of our services could also result in lower revenues if our pricing model is not adapted to such usage. Any such price reductions and resulting lower license revenues could have a material adverse effect on our business, results of operations, or financial position, if we cannot offset these price reductions with a corresponding increase in client transaction volumes or lower spending.

--- INVOLVEMENT IN LITIGATION COULD HARM OUR BUSINESS. We are not currently involved in any lawsuits arising from the ordinary course of business. The cost to us for the fees and expenses to defend a lawsuit could have a material adverse effect on our financial condition, results of operations or cash flow. In addition, there can be no assurance that we will not at some time in the future experience significant liability in connection to a lawsuit.

     C.      RISKS RELATED TO SECURITIES MARKETS AND RISKS ASSOCIATED WITH OUR COMMON STOCK

--- THE OPERATING RESULTS ARE DIFFICULT TO PREDICT. IF THE COMPANY FAILS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF THE COMMON STOCK MAY DECLINE SIGNIFICANTLY. Management expects both quarterly and annual operating results to fluctuate significantly in the future. Because the operating results will be volatile and difficult to predict, in some future quarter the operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the common stock may decline significantly. Factors that may harm the business or cause the operating results to fluctuate include the following: the inability to obtain new clients at a reasonable cost; decreases in the number of clients; the ability of competitors to offer superior products and services; price competition; the failure to develop marketing relationships with key business partners; increases in the cost of online or offline advertising; the amount and timing of operating costs and capital expenditures relating to expansion of operations. Any change in one or more of these factors could reduce gross margins in future periods.

--- THERE MAY BE A VOLATILITY OF OUR STOCK PRICE. Since the common stock is publicly traded, the market price of the common stock may fluctuate over a wide range and may continue to do so in the future. The market price of the common stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of the common stock, quarterly variations in actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions. In addition, the stock market from time to time experiences significant price and volume fluctuations, which may be unrelated to the operating performance of our company. As a result of the foregoing, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event would likely result in a material adverse effect on the price of the common stock.

--- IF WE NEED TO SELL OR ISSUE ADDITIONAL SHARES OF COMMON STOCK OR ASSUME ADDITIONAL DEBT TO FINANCE FUTURE GROWTH, OUR STOCKHOLDERS' OWNERSHIP COULD BE DILUTED OR OUR EARNINGS COULD BE ADVERSELY IMPACTED. Our business strategy may include expansion through internal growth, by acquiring complementary businesses, or by establishing strategic relationships with other financial organizations. In order to do so, to fund other activities, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations.

--- WE HAVE ADOPTED A NUMBER OF ANTI-TAKEOVER MEASURES THAT MAY DEPRESS THE PRICE OF OUR COMMON STOCK. Our rights agreement, our ability to issue additional shares of preferred stock and some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of us. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price.

--- WE HAVE NOT PAID AND DO NOT CURRENTLY PLAN TO PAY DIVIDENDS, AND YOU MUST LOOK TO PRICE APPRECIATION ALONE FOR ANY RETURN ON YOUR INVESTMENT. Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we do not currently plan to pay dividends, your return on this investment likely depends on selling our stock at a profit.

--- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

--- SHARES OF OUR COMMON STOCK MAY BE "PENNY STOCKS”. At all times when the current market price per share of our common stock is less than $5.00, our shares of common stock will be considered "penny stocks" as defined in the Securities Exchange Act of 1934, as amended. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of our common stock being issued under this prospectus. In addition, the penny stock rules adopted by the Securities and Exchange Commission under the Exchange Act would subject the sale of shares of our common stock to regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling penny stocks must, prior to effecting the transaction, provide their customers with a document which discloses the risks of investing in penny stocks.

Furthermore, if the person purchasing penny stocks is someone other than an accredited investor, as defined in the Securities Act, or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the SEC's rules may limit the number of potential purchasers of shares of our common stock. Moreover, various state securities laws impose restrictions on transferring penny stocks, and, as a result, investors in our common stock may have their ability to sell their shares impaired.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

ITEM 2           MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Over the next twelve months, the Company is going to be undertaking several new projects, and will continue to operate Paloma Enterprises’ on-going rental business. At the present time we have sufficient cash on hand to maintain our operations for the next twelve months, to implement our new growth strategy we will need to raise additional capital. In order to achieve our above stated goals we will need to raise an additional $100,000. We expect to raise this capital through the sale of our stock.

The Company plans to utilize more of its own linens in the coming twelve months. The Company has located a firm in Miami and plans to acquire wholesale linens directly from them. The Company will sew them in Los Angeles through Tere’s Linens, and still wash them under our current arrangement with GBS Linens. The actual cost for manufacturing the linens is only a few dollars more than the first rental charge. As a result, we believe that we will be able to grow our inventory quickly.

Management believe that the linens rental market is a strong and untapped commercial opportunity in both San Diego and Southern California. Our focus will be supplying caterers, wedding coordinators and also other party stores. Because we are based in San Diego, it will be easier for potential new clients in the surrounding Southern California area to sub-rent from Party Production Rentals, rather than sub-rent from our competitors in Orange County.

We also plan to begin a marketing campaign to increase awareness about the availability of our linens online, and to initiate online rentals of linens. We plan to promote the overnight delivery of linens for special events; a service that can be booked online. No competitor currently has control of the market for shipping linens overnight to catering events. Clients throughout the United States will be able to use our website at www.partyproductionrentals.com to order linens for their special events. A few competitors have implemented a similar online service, but most are difficult to find via web-searches because their sites do not efficiently function with search engine optimization (SEO). We plan to utilize leading edge SEO strategies to improve the functionality of our website and our sales and marketing results. With the SEO strategies that we are implementing with guidance and consultation from Can Group and Carerra SEO, we believe that we can become a dominant player in this market within the next 12 – 18 months.

We will be adding two fulltime Customers Service representatives (CSRs) who will be adding names into our customer and client databases. They will also be in charge of mail merging information as part of our mail campaign. Our CSRs will be assisting current staff and promoting sales through “soft sell” telemarketing activities to potential new clients, as well as existing clients. The anticipated cost of the new staff is $1500 a month for each CSR.

The Company also plans to locate and rent 500 square feet of additional storage to warehouse the new linen inventory. We plan to rent the warehouse next to our current warehouse space. The cost of the additional storage will be $350 a month.

We will continue to build our network of caterers, florists, banquet halls and wedding planners. We have an existing database of 800 potential clients that we have yet to contact. With a standard success ratio of 10% with direct mail and follow up calls, we plan to add eighty new clients. The anticipated cost of the plan is $500 for each mailer. We plan on doing one mailer every three months.

ITEM 3           DESCRIPTION OF PROPERTY.

The Company’s offices are located at 657 Palomar St. Ste J, Chula Vista, CA 91911. This space is utilized for the Company’s office and warehouse needs. The space is leased from Palomar Industrial Center, and a three-year extension was signed which began on August 2005 and runs until August 2008. The warehouse is 3148 square feet, and this space is sufficient and adequate for the Company.

ITEM 4           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Abbie Zands 657 Palomar St. Ste J Chula Vista, CA 91911	6,000,000 common	54.5%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial | Owner	Percent of Class
Common	Abbie Zands 657 Palomar St. Ste J Chula Vista, CA 91911	6,000,000 common	54.5%

ITEM 5           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company's directors and executive officers are as follows:

Abbie Zands, Director, President, Secretary
Mr. Zands graduated from San Diego State University in 1989 with a degree in International Commerce. In 1989, he became CEO of A to Z Linens, and served in that capacity until 1994. From 1994 unto the present, Mr. Zands has operated Party Productions Rentals.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS

(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)

No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)

No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6           EXECUTIVE COMPENSATION.

The following table sets forth the remuneration of our sole director and officer for the period from inception through September 30, 2005:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Abbie Zands	N/A	-0-

ITEM 7           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In conjunction with the purchase of Party Production Rentals, Inc., the Company issued 6,000,000 millions shares to Abbie Zands, the sole shareholder of Party Production Rentals, Inc. and sole officer and director of the Company. The Company has agreed to issue an additional 10,000,000 shares upon the Closing of the acquisition of Party Production Rentals Inc.

ITEM 8           DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 75,000,000 shares of common stock, par value $0.001 per share, of which there are 11,000,000 shares issued and outstanding. The following summarizes the important provisions of the Company's capital stock.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

TRANSFER AGENT

Our independent stock transfer agent is West Coast Stock Transfer, located in Vancouver, British Columbia, Canada. Their mailing address and telephone number is: 850 W. Hastings, Suite 311, Vancouver, BC V6C 1E1; (604)-682-2556.

PART II

ITEM 1           MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market information

There is no public trading market for the Company’s shares.

Holder

There are currently twelve (12) shareholders of common stock of the Company.

Dividends

The Company has never paid cash dividends on common stock, and does not expect to pay such dividends in the foreseeable future.

ITEM 2           LEGAL PROCEEDINGS

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

ITEM 3           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in or disagreements with Accountants.

ITEM 4           RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

The Company completed a number of private placements with a total of 11 shareholders for an aggregate 10,000,000 shares between September and November 2005.

ITEM 5           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, the Company may modify the extent of indemnification by individual contracts with its directors and officers; provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada General Corporation law; or (iv) such indemnification is required to be made under the Bylaws.

PART F/S

FINANCIAL STATEMENTS

PALOMA ENTERPRISES, INC. FINANCIALS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Paloma Enterprises, Inc.

We have audited the accompanying balance sheet of Paloma Enterprises, Inc (a Nevada corporation in the development stage) as of December 31, 2005 and the related statements of operations, statement of stockholders’ equity and cash flows for the period from August 11, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paloma Enterprises, Inc, as of December 31, 2005, and the related statements of operations, statement of stockholders’ equity and cash flows for the period from August 11, 2005 (inception) to December 31, 2005 and in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Shelley International CPA
Mesa, Arizona
January 10, 2006

PALOMA ENTERPRISES, INC.

Balance Sheet
From inception (August 11, 2005) to December 31, 2005

December 31,
2005

ASSETS

Cash	$10,800

Total Current Asset	10,800

Total Assets	$10,800

LIABILITIES

Accounts Payable and accrued expense	$5,000
Agreement Payable	$10,000

Total Current Liabilities	15,000

STOCKHOLDERS' EQUITY

Common Stock
75,000,000 shares authorized, par value
$0.001, issued and outstanding 11,000,000	11,000

Paid in Capital	-

Accumulated Deficit during Development Stage	(15,200)

Total Stockholders' Equity	(4,200)

Total Liabilities and Stockholders' Equity	$10,800

PALOMA ENTERPRISES, INC.

Income Statement
From inception (August 11, 2005) to December 31, 2005

for the
period from
inception to
December 31,
2005

REVENUE	$-

EXPENSES
Operating Expenses	-
Legal Fees	11,200
Transfer Agent	500
Audit Fees	3,500
Total Expenses	15,200

Provision for Income Taxes	-

Net Income (Loss)	(15,200)

Basic and Diluted Earnings
per Common Share	a

PALOMA ENTERPRISES, INC.

Statement of Cashflow
From inception (August 11, 2005) to December 31, 2005

for the
period from
inception to
December 31,
2005
Operations Activity
Net Income (Loss)	$(15,200)
Adjustment to Net Income (Loss)	-
Officer Contributed Services	-
Balance Sheet	-
Changes in Accounts Payable	5,000
Cash Flow Provided by Operations	(10,200)
Investing Activity
Cash Flow Invested	-
Financing Activities
Agreement Payable	10,000
Shares Sold	11,000
Cash Flow Provided by Financing	21,000
Net Change in Cash Flow	10,800
Beginning Cash Balance	-
Ending Cash Balance	$10,800

See Notes for supplemental information

PALOMA ENTERPRISES, INC.

Statement of Stockholders Equity
From inception (August 11, 2005) to December 31, 2005

	Common Stock		Paid in		Deficit	Total
	Shares	Amount	Capital		Accumulated	Equity
					during
					Development
					Stage

Shares issued for cash
at $0.0001	5,000,000	$5,000	$-	$		5,000

Shares issued for Subsidiary
at $0.0001	6,000,000	$6,000	$-	$		6,000

Net Loss for the Period					(15,200)	(15,200)

Balance, December 31, 2005	11,000,000	11,000	-		(15,200)	(4,200)

PALOMA ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.           GENERAL ORGANIZATION AND BUSINESS

The Company was organized in the state of Nevada on August 11, 2005. The Company is in its development stage and currently has no operations and no segments.

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options, warrants or similar securities since inception.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has no revenue and no operations.

Advertising

Advertising is expensed when incurred. There has been no advertising since inception.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

NOTE 3.           GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 4.           PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Currently the Company’s deferred assets equals the valuation allowance

No income tax reports have been filed with the federal government.

NOTE 5.           OPERATING LEASES AND OTHER COMMITMENTS:

The Company also has no lease obligations.

NOTE 6.           THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148 Accounting for Stock-Based Compensation-Transition and Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial Instruments with Characteristics of both Liabilities and Equity

          This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)
Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

NOTE 7.           RELIANCE ON OFFICERS AND CONTRIBUTED SERVICES

The management of the Company are the persons who have the experience to promote this business. If they were to no longer be able or willing to function in that capacity the Company would be negatively affected. These officers have contributed their services on a part time basis to the Company.

NOTE 8.           LONG TERM DEBT

The company has no long term debt or similar contingencies.

NOTE 9.           STOCKHOLDERS’ EQUITY

At inception the Company completed an offering and raised $5,000 cash selling 5,000,000 shares of stock at $0.001 a share.

The Company issued 6,000,000 shares as partial payment for the acquisition of Party Production Rentals Inc.

Total authorized shares are 75,000,000. Total outstanding shares issued are 11,000,000.

There is an additional 10,000,000 shares booked as Agreement Payable to be issued upon completion of the acquisition of its subsidiary Party Production Rentals Inc. at $0.001 a share.

PARTY PRODUCTION RENTALS INC. FINANCIALS

MOORE & ASSOCIATES, CHARTERED
                    ACCOUNTANTS AND ADVISORS
                             PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Party Production Rentals Inc (A development stage company)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Party Production Rentals Inc (A development stage company) as of December 31, 2005, and the related statements of operations, stockholders’ equity and cash flows for the period from inception on November 23, 2004 through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Party Production Rentals Inc (A development stage company) as of December 31, 2005 and the results of its operations and its cash flows for the period from inception on November 23, 2004 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
June 1, 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

PARTY PRODUCTION RENTALS INC.
Balance Sheet

December 31
2005
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$6,498
Depreciation	$(17,956)
Total Current Assets	$(11,458)
FIXED ASSETS
Vehicles	$14,777
Equipment	$75,000
TOTAL ASSETS	$78,319

CURRENT LIABILITIES
Total Current Liabilities (Draws)	$14,213

LONG-TERM LIABILITIES
Note Payable (GMC Truck)	$9,810
Line of Credit (Washington Mutual)	$11,315
TOTAL LIABILITIES	$35,338

STOCKHOLDERS' EQUITY
1,000,000 Shares Issued at Founders @ $ 0.076	$76,000
Net Income (Loss)	$(33,019)
TOTAL STOCKHOLDERS EQUITY	$42,981

TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$78,319

The accompanying notes are an integral part of these financial statements.

PARTY PRODUCTION RENTALS INC.
Income Statement

		Inception
	December 31, 2005	to December 31, 2005
REVENUE
Sales	$289,975	$289,975
Refund-Allowances	$(4,049)	$(4,049)
	$285,926	$285,926

Bank Charges	$5,144	$5,144
Interests Charges	$1,232	$1,232
Operating Expenses	$186,086	$186,086
Administrative Expenses	$97,679	$97,679
Legal Fees	$4,689	$4,689
Depreciation	$17,955	$17,955
Taxes	$6,160	$6,160
Total Expenses	$318,945	$318,945

Net Income	$(33,019)	$(33,019)

Basic & Diluted (Loss) Per Share	(0.03)	(0.03)

Weighted Average Number
of Shares Outstanding	$1,000,000	$1,000,000

PARTY PRODUCTION RENTALS INC.
Statement of Cash Flows

		Inception
	December 31, 2005	to December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$(33,019)	$(33,019)
Depreciation	$17,955	$17,955
Current Liabilities	$14,213	$14,213
Net Cash Provided By (Used in) Operating Activities	$(851)	$(851)

CASH FLOWS FROM INVESTING ACTIVITIES
Shares Issued at Founders @ $0.076	$76,000	$76,000
Equipment	$(75,000)	$(75,000)
Vehicles	$(14,776)	$(14,776)
Net Cash Provided By (Used in) Investing Activities	$(13,776)	$(13,776)

CASH FLOWS FROM FINANCING ACTIVITIES
Line of Credit (Washington Mutual)	$11,315	$11,315
Nopte Payable (GMC).	$9,810	$9,810
Net Cash Provided By (Used in) Financing Activities	$21,125	$21,125

CASH & EQUIVELENTS AT BEGINNING OF PERIOD	$-	$-
CASH & EQUIVELENTS AT END OF PERIOD	$6,498	$6,498

The accompanying notes are an integral part of these financial statements.

PARTY PRODUCTION RENTALS INC.

STATEMENT OF STOCKHOLDER’S EQUITY
From Inception (November 23, 2004) to December 31, 2005

	Common Stock		Additional	Accumulated	Total
	Shares	Amount	Paid in	Deficit	Equity
			Capital

Founder Shares Issued @
par Value of$0.076	1,000,000	$1,000	$75,000		$76,000

Net Income (Loss) for period				$-	$-
Balance, December 31, 2004	1,000,000	$1,000	$75,000	$-	$76,000

Net Income (Loss) for period				$(33,019)	$(33,019)
Balance, December 31, 2005	1,000,000	$1,000	$75,000	$(33,019)	$42,981

The accompanying notes are an integral part of these financial statements.

PARTY PRODUCTION RENTALS INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1.           GENERAL ORGANIZATION AND BUSINESS

The Company was organized in the State of California on November 23rd, 2004, however it did not start running operations until January 1st, 2005.

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below. Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Management Certification

The financial statements herein are certified by the officers of the Company to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States of America, consistently applied.

Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising is expensed when incurred. At December 31, 2005 the company had spent $5,268 in advertising.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

NOTE 3.           GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 4.           PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable.

NOTE 5.           SEGMENT INFORMATION

Segment information is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon the Company’s internal organization and disclosure of revenue based upon internal accounting methods.

NOTE 6.           OPERATING LEASES AND OTHER COMMITMENTS:

The Company has paid $34,582 in Leases for the year 2005.

NOTE 7.           THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148           Accounting for Stock-Based Compensation-Transition and Disclosure
Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149           Amendment of Statement 133 on Derivative Instruments and Hedging Activities
This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150           Financial Instruments with Characteristics of both Liabilities and Equity
This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)
Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

NOTE 8.           RELIANCE ON OFFICERS

The president and vice-president of the Company are the persons who have the experience to promote this enterprise. If they were to no longer able or willing to function in that capacity the Company would be negatively affected.

NOTE 9.           ASSETS

The Company’s Assets are composed of cash in its bank account, equipment and the company’s vehicle.

Bank Account.	$6,498
Vehicles	$14,777
Equipment	$75,000

Equipment and Vehicles are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 5 years for equipment and vehicles. Normal maintenance and repairs of equipments and vehicles are expensed as incurred, while major repairs that materially extend the useful live of these assets are capitalized.

Depreciation	$17,956

NOTE 10. LIABILITIES

Current Liabilities are made up of Draws made by the Directors, for an amount of $14,213.

Long Term Liabilities are composed of a Line of Credit for Washington Mutual with a balance of $11,315 and a Note Payable for the purchase of a vehicle for $9,810.

Current Liabilities (Draw from Directors)	$14,213
Line of Credit (Washington Mutual)	$11,315
Note Payable (GMC Truck)	$9,810

PART III

EXHIBITS

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation *
3.2	Bylaws, as amended *
4.1	Form of share certificate *
5.1	Consent of legal counsel **
10.1	Share exchange agreement *
23.1	Consent of Shelley International CPA **
23.2	Consent of Moore & Associates, Chartered Accountants and Advisors **

*	Incorporated by reference to the Company’s registration statement on Form 10-SB, filed with the Securities Commission on February 17, 2006.
**	Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PALOMA ENTERPRISES, INC.
(Registrant)

Date: June 6, 2006
/s/ Abbie Zands
Mr. Abbie Zands, President